

October 16, 2020

Tom Wasserman
Chief Executive Officer
Altimar Acquisition Corp.
40 West 57th Street
33rd Floor
New York, NY 10019

> **Re: Altimar Acquisition Corp.**
> **Registration Statement on Form S-1**
> **Filed October 7, 2020**
> **File No. 333-249368**

Dear Mr. Wasserman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 7, 2020 letter.

Form S-1 filed October 7, 2020

Structural Flexibility, page 7

1. We note your response to comment 1. Consistent with your response, please revise disclosure under this caption on pages 7 and 83 to clarify that the flexibility you describe refers to the Sponsor's ability to transfer or forfeit founder shares, or to agree to vesting requirements in connection with an initial business combination. Please further clarify that any transfers or other actions taken with respect to the founder shares will only be on terms that are consistent with, and that will not require any waiver or amendment of, the restrictions and waivers set forth in the letter agreement or the conversion terms of the founder shares, all as described in the prospectus.

       You may contact Peter McPhun at (202) 551-3581 or Kristina Marrone at (202) 551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Pamela Long at (202) 551-3765 or Joel Parker at (202) 551-3651 or with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction